SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

August 21, 2003
(Date of earliest event reported)

PHARMACYCLICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**000-26658**	94-3148201
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

995 E. Arques Avenue, Sunnyvale, California 94085-4521
(Address of principal executive offices)

(408) 774-0330
(Registrant's telephone number, including area code)

Item 7.   Financial Statements and Exhibits.

(c)   Exhibits.

<u>Exhibit No.</u>   <u>Description</u>
99.1   Press release of Pharmacyclics, Inc. dated August 21, 2003

Item 12.   Disclosure of Results of Operations and Financial Condition.

On August 21, 2003, Pharmacyclics, Inc., a Delaware corporation and the registrant herein, issued a press release regarding results for the fourth quarter ending June 30, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHARMACYCLICS, INC.

Date: August 21, 2003   By: /s/ LEIV LEA

                                          Name: Leiv Lea
                                          Title: Vice President, Finance & Administration and
                                                     CFO and Secretary

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INDEX TO EXHIBITS FILED WITH
THE CURRENT REPORT ON FORM 8-K DATED August 21, 2003

Exhibit	Description
99.1	Press Release of Pharmacyclics, Inc. dated August 21, 2003

EXHIBIT 99.1

Contacts: **Jim Weiss/Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330 or 415-362-5018

PHARMACYCLICS REPORTS FOURTH QUARTER AND
FISCAL 2003 FINANCIAL RESULTS

*-- Pivotal Phase 3 Xcytrin Clinical Trial Enrollment on
Schedule and Open at More Than 85 Sites Worldwide --*

SUNNYVALE, CA, August 21, 2003 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its fourth quarter and fiscal year ended June 30, 2003. For the fourth quarter, net loss was $7.5 million, or $0.46 per share, compared to a net loss of $7.3 million, or $0.45 per share, in the comparable period of fiscal 2002.

Research and development expenses decreased to $6.2 million for the three months ended June 30, 2003 compared to $6.4 million during the same period of the prior fiscal year. While total research and development expenses were almost the same between the two periods, total personnel costs declined approximately $0.9 million, primarily due to reduced headcount, and outside clinical trial costs increased approximately $0.8 million, primarily associated with the company's pivotal Phase 3 trial evaluating the efficacy and safety of its lead investigational product, Xcytrin® (motexafin gadolinium) Injection, for the treatment of brain metastases in lung cancer patients.

For the fiscal year ended June 30, 2003, net loss was $28.3 million, or $1.75 per share, compared to a net loss of $36.6 million, or $2.27 per share, for fiscal 2002.

As of June 30, 2003, the company had cash, cash equivalents and marketable securities totaling $87.7 million, compared to $114.9 million at June 30, 2002.

The company is currently projecting total operating expenses for fiscal 2004 of between $30 and $32 million. Research and development expenses are expected to be between $24 and $26

- more -

million. General and administrative expenses are expected to be approximately $6 million. The company estimates that net cash used for fiscal 2004 will be between $27 and $29 million, compared to net cash used of approximately $27 million in fiscal 2003.

"We have made great progress over the last year as we implement our strategy to focus on the clinical development of our advanced stage product candidate Xcytrin in oncology," said Richard A. Miller, M.D., President and Chief Executive Officer of Pharmacyclics. "We initiated our pivotal Phase 3 SMART trial with Xcytrin, which is now open at more than 85 sites worldwide and we estimate completion of patient enrollment, as planned, in the fourth calendar quarter of 2004. We also began several Phase 1 and 2 trials with Xcytrin in other tumor types used alone and in combination with chemotherapy."

Fiscal 2003 Key Highlights and Accomplishments

- Began enrollment of Phase 3 SMART trial of Xcytrin in non-small cell lung cancer patients with brain metastases;

- Received Special Protocol Assessment Agreement (SPA) from U.S. FDA for SMART Trial;

- Presented complete results of initial Phase 3 clinical trial of Xcytrin in brain metastases at key medical conferences (e.g., ASCO, ASTRO, EORTC, IASLC and SNO);

- Published final results of initial Phase 3 clinical trial of Xcytrin in brain metastases in *Journal of Clinical Oncology*;

- Presented preclinical and Phase 1 clinical data of Xcytrin at key 2003 medical conferences (e.g., AACR, ASCO), including its potential application in hematologic cancers; initiated Phase 1 and 2 trials with Xcytrin in head and neck cancer, lymphomas and other advanced cancers;

- Presented final Phase 1 data of Antrin® (motexafin lutetium) phototherapy in coronary artery disease/vulnerable plaque at TCT meeting.

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The Pivotal SMART Trial

Pharmacyclics is currently conducting a Phase 3 trial evaluating the safety and efficacy of Xcytrin known as the SMART (Study of Neurologic Progression with Motexafin Gadolinium And Radiation Therapy) trial. This randomized controlled study is now enrolling 550 patients at leading medical centers in the United States, Canada, Europe and Australia. It is designed to compare the effects of whole brain radiation (WBRT) alone to WBRT plus Xcytrin for the treatment of patients with brain metastases from lung cancer. The trial's primary endpoint is time to neurologic progression as determined by a blinded events-review committee. Survival and neurocognitive function will also be assessed as secondary endpoints of the trial.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing products to improve upon current therapeutic approaches to cancer and atherosclerosis. The company's products are rationally designed, ring-shaped small molecules called texaphyrins that selectively target and disrupt the bioenergetic processes of diseased cells, such as cancer and atherosclerotic plaque. When activated by various forms of energy, including X-ray and light, these texaphyrins can help to reduce or eliminate the diseased tissue. More information about the company, its technology, and products can be found on its web site at www.pcyc.com.

NOTE: The statements made in this press release about the status of clinical trials, projected enrollment dates for current clinical trials, the potential uses of the company's products, current marketing plans for the company's products, and projected operating expenses and use of cash for fiscal 2004, other than statements of historical fact, are forward-looking statements. The forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements, including risks associated with the initiation, timing, cost and results of clinical trials, the progress of research and development programs, the regulatory approval process in the United States and other countries and future capital requirements. For further information about risks that may affect the actual results achieved by Pharmacyclics, please see the company's reports filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to, its reports on Forms 10-Q and 10-K. Pharmacyclics®, the "pentadentate" logo®, Xcytrin®, and Antrin® are registered trademarks of Pharmacyclics, Inc.

---FINANCIALS ATTACHED---

Pharmacyclics, Inc.
(a development stage enterprise)
Condensed Statements of Operations
(unaudited) (in thousands, except per share data)

	Three Months Ended June 30,		Twelve Months Ended June 30,	
	2003	2002	2003	2002
Operating expenses:				
Research and development	$ 6,246	$ 6,445	$ 23,912	$ 33,981
Marketing, general and administrative	1,610	1,613	6,167	7,791
Total operating expenses	7,856	8,058	30,079	41,772
Loss from operations	(7,856)	(8,058)	(30,079)	(41,772)
Interest and other, net	330	805	1,781	5,197
Net loss	$ (7,526)	$ (7,253)	$ (28,298)	$ (36,575)
Basic and diluted net loss per share	$ (0.46)	$ (0.45)	$ (1.75)	$ (2.27)
Shares used to compute basic and diluted net loss per share	16,222	16,173	16,205	16,143

Condensed Balance Sheets
(unaudited, in thousands)

	June 30, 2003	June 30, 2002
Assets		
Cash, cash equivalents and marketable securities	$ 87,735	$ 114,918
Other current assets	1,339	1,182
Total current assets	89,074	116,100
Property and equipment, net	2,206	4,156
Other noncurrent assets	573	756
	$ 91,853	$ 121,012
Liabilities and stockholders' equity		
Current liabilities	$ 2,408	$ 3,170
Long-term obligations	35	234
Stockholders' equity	89,410	117,608
	$ 91,853	$ 121,012

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